Rec'd 5/30/06

SECURI' 06005728 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE RECEIVED MAY 3 2006 BRANCH OF REGISTRATIONS AND 08 EXAMINATIONS

SEC FILE NUMBER
8-53089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legg Mason Investors Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street
(No. and Street)

Baltimore (City) MD (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa P. McGuire 410-454-3640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

250 W. Pratt Street (Address) Baltimore (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED AUG 0 3 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theresa P. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legg Mason Investors Services, LLC, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Theresa P. McGuire
Signature

Chief Financial Officer
Title

Deanna L. Harper
Notary Public exp. 10/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGG MASON INVESTOR SERVICES, LLC

(a wholly owned subsidiary of Legg Mason, Inc.)

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors and Member of
Legg Mason Investor Services, LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Legg Mason Investor Services, LLC (the "Company") at March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 26, 2006

LEGG MASON INVESTOR SERVICES, LLC

(a wholly owned subsidiary of Legg Mason, Inc.)

BALANCE SHEET

March 31, 2006

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	116,311
Receivables:		
Distribution and asset-based fees		33,919
Other		117
Deferred sales commissions		78,946
Property and equipment, net		62
Goodwill		44
Other		346
Total Assets	**$**	**229,745**
Liabilities and Member's Equity		
Liabilities:		
Bank overdraft	$	9,114
Accrued compensation		173
Payables:		
Distribution fees		30,364
Payable to Parent		5,413
Other		1,929
Income taxes payable		5,412
Other liabilities		811
Total Liabilities		**53,216**
Commitments and Contingencies (Note 5)		
Member's Equity		176,529
Total Liabilities and Member's Equity	**$**	**229,745**

See accompanying notes to financial statements

(Dollars in thousands)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Legg Mason Investor Services, LLC (the "Company"), a registered broker-dealer under the Securities and Exchange Act of 1934, is a wholly owned subsidiary of Legg Mason, Inc. (the "Parent"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is principally engaged in mutual fund underwriting activities. The Company also acts as the principal underwriter and distributor of Section 529 Plans and acts as a mutual fund retailer through its Fund Investor Services Division.

The Parent completed its purchase of the Company, formerly known as Unified Distributors, LLC, on September 27, 2005, at which time the previous owner withdrew cash and other assets of $45. The Parent subsequently contributed cash of $50,000 to the Company. At the time of acquisition, the Company had a fiscal year end of December 31; however, the Company requested and received approval from the NASD to change its fiscal year end to March 31, to conform to the Parent's fiscal year. Accordingly, the results of operations, changes in member's equity and cash flows presented within these financial statements include activity for the fifteen months ended March 31, 2006. With the exception of the capital withdrawal discussed above, there was no activity in the Company prior to its acquisition in September 2005.

On December 1, 2005, the Parent completed the acquisition of subsidiaries of Citigroup Inc. ("Citigroup") that constituted substantially all of Citigroup's worldwide asset management business ("CAM"). The Parent simultaneously sold the entities that comprised its Private Client and Capital Markets businesses to Citigroup as a portion of the consideration for the acquisition. The Parent retained its Legg Mason Fund ("LM") distribution and certain other related businesses. Immediately after the completion of the transaction, the Parent contributed the net assets involved in the LM and CAM distribution businesses of $112,609 to the Company. In addition, the Parent contributed goodwill that arose from its acquisition of the Company in the amount of $44.

Use of Estimates
The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including deferred sales commissions and income taxes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash Equivalents
Cash equivalents consist of highly liquid investments that, when purchased, have an original maturity of 91 days or less.

Fair Value
The Company believes that substantially all of its financial assets and liabilities are carried at fair value or at amounts, which because of their short-term nature, approximate current fair value.

Deferred Sales Commissions
Commissions paid to financial intermediaries in connection with sales of certain classes of company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as revenue when received, with a corresponding expense and a reduction of the unamortized balance of deferred sales commissions.

Management periodically tests the deferred sales commission asset for impairment. The most significant assumption utilized to estimate the fair value of the deferred asset is expected redemption rates. The estimated fair value is compared to the recorded value of the deferred commission asset. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the fifteen months ended March 31, 2006, no impairment charges were recorded.

(Dollars in thousands)

2. Property and Equipment

Property and equipment is reported at cost, net of accumulated depreciation. As of March 31, 2006, property and equipment consisted of the following:

Technology equipment	$ 210
Furniture and fixtures	14
Communications systems and equipment	121
Property and Equipment	345
Less: accumulated depreciation	(283)
Property and Equipment, net	$ 62

3. Related Party Transactions

The Payable to Parent is non-interest bearing and represents payroll, tax and other operational expenses paid on behalf of the Company by an affiliate. This balance is settled quarterly.

4. Employee Benefits

The Parent maintains various defined contribution plans covering substantially all employees. Matching contributions are made at 50% of employees' 401(k) contributions up to 6% of employee compensation with a maximum of three thousand dollars per year. Additionally, a contribution primarily based upon Company profits is made at the discretion of the Parent's Board of Directors.

The Parent maintains an Employee Stock Purchase Plan covering substantially all of the Company's employees. Shares of common stock of the Parent are purchased in the open market on behalf of participating employees. Purchases are made through payroll deductions with the Parent matching 10% of the employees' contributions.

5. Commitments and Contingencies

The Company has office space in facilities leased by a subsidiary of the Parent, for which the Parent provides a guarantee. The Company's minimum aggregate rental under its month-to-month arrangement with the subsidiary approximates $479, if the arrangement continues through the end of the subsidiary's lease term of 2009.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

6. Income Taxes

The Company has elected to be included in the Parent's consolidated federal income tax return and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and income taxes payable. The provision for federal income taxes was determined as if the Company filed a separate return.

The Company's effective income tax rate differs from the statutory federal tax rate primarily as a result of state income taxes and non-deductible expenses.

Deferred income taxes are recorded to recognize the expected future obligation or benefit of temporary differences between the tax basis and financial reporting basis of assets and liabilities based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to effect taxable income. At March 31, 2006, the Company had a net deferred tax asset of $81, which is included in Other assets on the Balance Sheet.

(Dollars in thousands)

Components of the net deferred tax asset are as follows:

Deferred tax assets:	
Accrued compensation and benefits	$ 29
Accrued expenses	55
	$ 84
Deferred tax liabilities:	
Depreciation	(3)
Net deferred tax asset	$ 81

7. Regulatory Requirements

The Company is subject to the requirements of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $25 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

At March 31, 2006, the Company had net capital, as defined, of $76,432, which exceeded the required net capital by $73,918. The Company's percentage of net capital to aggregate debit items was 49%.

The Company is not required to file a Computation for Determination of Reserve Requirements or Information Relating to Possession or Control Requirements schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule. The Company has established a Special Reserve Account as required by Rule 15c3-3.

8. Recent Accounting Developments

In March 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") Emerging Issues Task Force ("EITF") 85-24-1, "Application of EITF Issue No. 85-24, 'Distribution Fees by Distributors of Mutual Funds that Do Not Have a Front-End Sales Charge,' When Cash for the Right to Future Distribution Fees for Shares Previously Sold is Received from Third Parties." This FSP addresses whether receipt of cash for the rights to future cash flows from distribution fees can be recognized as revenue. The guidance in this FSP is effective for reporting periods beginning after March 11, 2005. Adoption of this accounting standard did not have a material impact on the Company's Financial Statements.

9. Subsequent Event

During April 2006, the Company declared and paid a $50,000 combined dividend and return of capital to the Parent.